UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

052666104
(CUSIP Number)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

SCHEDULE 13D

CUSIP No. 052666104

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,381,982
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,381,982
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,381,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 052666104

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,381,982
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,381,982
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,381,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 052666104

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,381,982
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,381,982
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,381,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.0%
14	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Lazarus Partners, Lazarus Management, and Justin B. Borus (collectively “Reporting Persons”) originally  reported their holdings of securities of the Issuer on Schedule 13G.  Reporting Persons holdings included Warrants exercisable for Common Stock that required consent of the Issuer’s shareholders to be exercisable.  On or about June 21, 2012, the Issuer’s shareholders approved the exercisability of the Warrants resulting in Reporting Persons having to include the Warrants in their holdings under Section 13(d), taking Reporting Persons’ percentage ownership above 20% and requiring the Reporting Persons to report on this Schedule 13D.  Reporting Persons are filing this Amendment to reflect certain Warrants becoming exercisable within 60 days and a change in the purpose of its holding the shares as reflected below.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Authentidate Holding Corp., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at Connell Corporate Center, 300 Connell Drive, 5th Floor, Berkeley Heights, N.J.  07922.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer’s common stock, warrants to purchase common stock and Series C Preferred Stock, (that is not convertible without shareholder approval, which has not yet been obtained) that were acquired for cash with personal funds.  On or about October 12, 2010, Lazarus Partners purchased 500,000 Units from the Issuer for a purchase price of $2,000,000.00 with each unit consisting of six (6) shares of Common Stock, one (1) share of Series C Convertible Preferred Stock and a warrant to purchase five (5) shares of Common Stock.  On or about October 6, 2011, Lazarus Partners purchased from Issuer 1,428,571 Units for $1,000,000.00 with each Unit consisting of one (1) share of Common Stock and a warrant to purchase one-half (1/2) a share of Common Stock.  On or about March 9, 2012, Lazarus Partners purchased a $1,000,000.00 promissory note from the Issuer and stock purchase warrants exercisable for 1,492,537 shares of Common Stock for a purchase price of $1,000,000.00.  On April 10, 2012, the Issuer distributed Common Stock warrants to the holders of its Series C Preferred Stock for no additional consideration and Lazarus Partners received warrants exercisable for 660,000 shares of Common Stock in connection with this distribution.  All transactions described above in this Section refer to shares prior to adjustment for the reverse stock split that was effective August 30, 2012.  On or about September 28, 2012, Lazarus purchased $1,000,000.00 in senior secured notes and common stock warrants for a total purchase price of $1,000.000.00.  The Warrants first become exercisable on March 28, 2013 for 775,194 shares at an exercise price $1.34 a share.  On September 28, 2012, Lazarus also received Warrants to purchase 542,636 shares at an exercise price of $1.34 a share in consideration of an extension of the maturity date of a promissory note.  These Warrants also become exercisable on March 28, 2013.

Item 4.  Purpose of Transaction.

(a)-(i)           The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect.  Reporting Persons intend to present a letter to the Company’s Board of Directors contemporaneously with this filing and to advocate their position set forth in that letter which subject to certain conditions will advocate for a financing in which Lazarus Partners would participate and to advocate for certain changes in the members of the Board of Directors and management, including, but not limited to that a representative of Lazarus Partners would become a member of the Board and Chairman of the Board.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule consist of 4,380,741 shares of Common Stock and Warrants to purchase an additional 4,001,241 shares of Common Stock.  The Reporting Persons also own Series C Preferred Stock which is not currently convertible and therefore is not deemed to be beneficially owned for purposes of Rule 13d-3 of the Act.  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information from Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2012, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share, outstanding as of November 7, 2012 was 27,047,293 shares.  This number and the shares reported by Reporting Persons reflect a 1-for-2 reverse stock split which occurred on August 30, 2012, after the Reporting Persons previous Schedule 13D filing.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  No transactions in securities of the Issuer were effected by Reporting Persons in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Lazarus Partners is a party to Securities Purchase Agreements with the Issuer dated October 12, 2010, October 6, 2011, and March 9, 2012 pursuant to which securities were purchased as more fully described in Item 3 above and a Registration Rights Agreement with the Issuer entered into in connection with the October 12, 2010 Securities Purchase Agreement.  Lazarus Partners is also a party to a Securities Purchase Agreement, Security Agreement and Amendment to Agreement dated September 24, 2012 and a Board Nomination and an Observer Agreement dated September 25, 2012.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of February 6, 2013, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2013.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of Authentidate Holding Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 6, 2013.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus